PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA EDGAR

November 29, 2011

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:       Green 4 Media, Inc.

            Registration Statement on Form S-1

            Filed October 13, 2011

            File No. 333-177305

Dear Mr. Spirgel:

This letter is in response to your comment letter dated November 4, 2011, with regard to the Form S-1 filing of Green 4 Media, Inc., a Nevada corporation (“Green 4” or the "Company") filed on October 13, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.      Additional disclosures have been added throughout the S-1 regarding shell companies.

2.      Disclosure has been made, and revisions made, to indicate that selling shareholders are deemed underwriters.  The price at which selling shareholders may sell their shares has been fixed at $0.10 for the duration of the offering.

Prospectus Cover Page

3.      Termination information has been added regarding the secondary offering.

4.      A risk factor has been added regarding two concurrent offerings.

5.      A risk factor has been added regarding the need to raise a minimum amount money under the offering.

6.      Statements have been deleted indicating ‘no operating activities’ as this is misleading.  The Company is actively pursuing a business plan, however as it is still in the development stage, no active operations can be reported.  The Company does not have plans at this time to participate in any type of merger.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA   98004 • T (425) 451-8036   • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

November 29, 2011

Summary of the Prospectus, page 3

7.      The referenced risk factor has been revised to indicate that the Company will not employee employees, other than officers and director.

Risk Factors, page 5

8.      An appropriate risk factor has been added.

9.      An appropriate risk factor has been added.

10.  An appropriate risk factor has been added.

11.  An appropriate risk factor has been added.

We possess minimal capital, which may severely restrict our ability to market our services…, page 7

12.  Risk factor has been revised to disclose the minimum amount of capital.

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 10

13.  Estimated fees have been added.

Description of Business, page 19

14.  The Company owns the domain name (www.green4media.com) and the website is not currently operational.  It has been updated to provide Company contact information.

15.  The competition section has been revised.

16.  This section has been revised to indicate that officers and directors are not considered employees.

Please contact this office with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Green 4 Media in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

November 29, 2011

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

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